EXHIBIT 99.1

Aptose Biosciences Announces Results of Annual Meeting of Shareholders

SAN DIEGO and TORONTO, June 05, 2018 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (“Aptose” or the “Company”) (NASDAQ:APTO) (TSX:APS), a clinical-stage company developing highly differentiated therapeutics targeting the underlying mechanisms of cancer, today announced the voting results from the Company’s annual meeting of shareholders held today, June 5, 2018 (the “Meeting”).  A total of 27.75% of the issued and outstanding common shares of the Company were represented in person and by proxy at the Meeting.

The Company is pleased to announce that all of the nominees listed in the management proxy circular dated April 26, 2018 were elected as directors.  Each of the directors was elected with greater than 99% of the votes cast by shareholders present at the Meeting or represented by proxy.  The results of the vote are detailed below:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes
				Withheld
Dr. Denis Burger	8,572,807	99.44	48,328	0.56
Ms. Caroline Loewy	8,595,118	99.70	26,017	0.30
Dr. Erich Platzer	8,595,262	99.70	25,873	0.30
Dr. William Rice	8,595,955	99.71	25,180	0.29
Dr. Mark Vincent	8,592,549	99.67	28,586	0.33
Warren Whitehead	8,592,841	99.67	28,294	0.33

Aptose shareholders also voted to re-appoint KPMG LLP as auditor of the Company.

In addition, a resolution for the approval of all unallocated options under the share option plan of the Company, and a resolution for the approval of all unallocated awards under the Company’s stock incentive plan were approved by the shareholders at the Meeting.

Please refer to the Company’s management proxy circular available on SEDAR at www.sedar.com or EDGAR https://www.sec.gov/edgar.shtml for more details on the matters covered at the Meeting.  Final voting results on all matters voted on at the Meeting will also be filed on SEDAR and EDGAR.

About Aptose

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences
Greg Chow, Chief Financial Officer
647-479-9828
gchow@aptose.com

SMP Communications Susan Pietropaolo 201-923-2049 susan@smpcommunications.com	LifeSci Advisors Michael Wood, Managing Director 646-597-6983 mwood@lifesciadvisors.com